[Letterhead of]

CRAVATH, SWAINE & MOORE LLP
[New York Office]

212-474-1132

BioFuel Energy Corp.
Registration Statement on Form S-1
File No. 333-169982

December 15, 2010

Dear Ms. Long:

BioFuel Energy Corp. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form S-1 (File No. 333-169982) (the “Registration Statement”).  This letter, together with Amendment No. 3, sets forth the Company’s responses to the comments contained in your letter dated December 9, 2010 (the “Comment Letter dated December 9, 2010”) and in your letter dated December 10, 2010 (the “Comment Letter dated December 10, 2010” and, together with the Comment Letter dated December 9, 2010, the “Comment Letters”), each relating to the Registration Statement.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letters and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 3 of the requested disclosure or revised disclosure.  Where requested, supplemental information is provided.

Four clean copies of Amendment No. 3, and four copies that are marked to show changes from Amendment No. 2, dated December 3, 2010, to the Registration Statement, are enclosed for your convenience with three copies of this letter.  Page references in the Company’s responses are to pages in the marked copy of Amendment No. 3.

I. Comment Letter dated December 9, 2010

General

1.
We note your response to comment one in our letter dated November 29, 2010.  Please be advised that we are still reviewing your response and may have additional comments upon the completion of our review.

The Company acknowledges the Staff’s comment, and notes that it has responded to comment 1 of the Comment Letter dated December 10, 2010 below.

Material U.S. Federal Income Tax Consequences, page 87

2.	We note the disclosure in the second introductory paragraph. Please revise to specifically identify each opinion of counsel.

The Company has revised its disclosure under the caption “Material U.S. Federal Income Tax Consequences” on pages 87–90 of Amendment No. 3 to specifically identify each opinion of counsel.

Supplemental Draft Exhibit 5.1

3.	We note your response to comment 3 in our letter dated November 29, 2010. Counsel may not qualify its opinion in this matter. Please have counsel revise its opinion to remove this qualification.

The Company’s counsel, Cravath, Swaine & Moore LLP, has revised its opinion in response to the Staff’s comment.  The Company has filed the revised opinion as Exhibit 5.1 to the Registration Statement in Amendment No. 3.

Supplemental Draft Exhibit 8.1

4.
Please revise the penultimate paragraph to clearly state that the discussion of the U.S. federal income tax consequences contained in the prospectus is counsel’s opinion.  It is not appropriate to state that the discussion in the prospectus is “accurate in all material respects.”

The Company’s counsel, Cravath, Swaine & Moore LLP, has revised its opinion in response to the Staff’s comment.  The Company has filed the revised opinion as Exhibit 8.1 to the Registration Statement in Amendment No. 3.

II. Comment Letter dated December 10, 2010

General

1.
Please revise the prospectus cover page and elsewhere in the filing, as appropriate, to (i) prominently disclose that the rights offering to the backstop parties, including the backstop commitment, will be conducted on a private basis, (ii) revise all disclosures suggesting that they may participate “in this rights offering” to indicate otherwise (e.g., see disclosures on pages 16 and 59); and (iii) adjust the number of shares of Series A Non-Voting Convertible Preferred Stock subject to registration to reflect the downward adjustment in the number of subscription rights being registered, or otherwise tell us why all two million shares should be registered.

The Company has revised the Calculation of Registration Fee table, prospectus cover page and pages 9, 12, 16, 21, 54, 55, 57, 59, 64 and II-3 in Amendment No. 3 in response to the Staff’s comment.

Please contact the undersigned at (212) 474-1132, or, in my absence, Craig F. Arcella at (212) 474-1024, with any questions or comments you may have regarding the Registration Statement.

Very truly yours, /s/ D. Scott Bennett D. Scott Bennett

Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Copies to:

Andrew Schoeffler
Senior Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Mark L. Zoeller
BioFuel Energy Corp.
1600 Broadway, Suite 2200
Denver, CO 80202